Exhibit 99.1

Hollysys Automation Technologies Ltd.

Hollysys Automation Technologies Declares Annual Cash Dividend of 2019

BEIJING, September 27, 2019 /PRNewswire/ -- Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, announced today that the Board of Directors of Hollysys has declared an annual cash dividend of $0.21 per ordinary share for 2019. The dividend will be payable on or about November 12, 2019 to shareholders of record at the close of business on October 22, 2019.

The declaration of future cash dividends, pursuant to the Company’s dividend policy, is subject to final discretion of the Board of Directors based on a number of factors, including but not limited to, the Company’s financial performance, its available cash resources, capital requirements and its investment opportunities. Accordingly, there can be no assurance that dividends in the future will be equal or similar in an amount to the amount described in this press release or that the Board of Directors will not decide to suspend or discontinue, altogether, the payment of cash dividends in the future.

Hollysys’ management said: “We are pleased to return value to shareholders through paying regular cash dividend. We greatly appreciate the support of Hollysys’ shareholders and are very glad to be able to reward their support with paying them the cash dividend, which we believe is a prudent use of cash. In future, our Board of Directors will continue to evaluate Hollysys’ ongoing financial and operational performance in determining the amount and timing of future dividends to ensure they are strategically aligned to enhance shareholder value."

About Hollysys Automation Technologies Ltd. (NASDAQ: HOLI)

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of June 30, 2019, Hollysys had cumulatively carried out more than 25,000 projects for approximately 15,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

Hollysys Automation Technologies Ltd. Sep 27, 2019	Page 2

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+86-10-5898-1386

investors@hollysys.com